Exhibit 16.1

June 27, 2013

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Ladies and Gentlemen:

On June 27, 2013, we received notice of the dismissal as the independent registered public accounting firm for Titan Machinery Inc. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated June 27, 2013, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP